November 19, 2013

Ms. Jenn Do
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3743

Re:           Eco-Tek Group, Inc.
Form 8-K Item 4.01
Filed November 12, 2013
File No. 0-54507

Dear Ms. Do:

We are providing you the following responses to your comment letter dated November 14, 2013, relating to the above referenced Form 8-K of Eco-Tek Group, Inc. (the “Company”, “we” or us”). For the convenience of the Staff's review, we have set forth the comment provided in the letter above each respective response.

1.           You state in the first paragraph and that MaloneBailey, LLP was engaged as the Company’s independent registered public accounting firm on November 1, 2013. However, you state in the eleventh paragraph that MaloneBailey was re-engaged on October 17, 2013. Please revise accordingly to provide the correct engagement date in all instances.

RESPONSE:

The Company has updated and corrected its disclosures throughout the amended filing to refer to the November 1, 2013 engagement date.

2.           You state in the third paragraph that DNTW provided a report on the Company’s financial statements during the two most recent fiscal years ended December 31, 2012. Please revise herein to also state, if true, that the accountant’s report on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles, except that such report contained an explanatory paragraph about the Company’s ability to continue as a going concern.  Refer to Item 304(a)(1)(ii) of Regulation S-K.

RESPONSE:

The Company has updated the amended filing to disclose the required information.

3.           Also please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of dismissal, and therefore, the Company is not considered a “timely” filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established.  For specific consideration of this matter, please contact Corporation Finance’s Office of Chief Counsel.

RESPONSE:

The Company understands and confirms the fact that the Form 8-K was not considered “timely” and its resulting inability to use Form S-3.

4.           To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

RESPONSE:

The Company has filed an updated auditor’s letter with the amended Form 8-K.

Very truly yours,

/s/ John S. Gillies
John S. Gillies
Associate
The Loev Law Firm, PC

CONFIRMATION AND ACKNOWLEDGEMENT OF
ECO-TEK GROUP, INC.

Eco-Tek Group, Inc. (the “Company”) confirms and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ECO-TEK GROUP, INC.

DATED: November 19, 2013	By: /s/ Stephen W. Tunks
Stephen W. Tunks
President